HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                                                         (303) 839-0061
Fax: (303) 839-5414


                                December 1, 2017

Hillary Daniels
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Golden Eagle International, Inc.
            Preliminary Proxy Statement on Schedule 14A
            File No. 000-23726

     In reference to the Staff's letter dated March 17, 2017, the Company has filed all 1934 Act reports required to be filed at this time.

                                Very Truly Yours,

                                HART & HART, LLC


                                By /s/ William T. Hart
                                   William T.  Hart